                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 33)(1)

                              CSS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   178666 10 3
                                  -------------
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 16, 2005
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 8 Pages)

CUSIP NO. 178666 10 3              SCHEDULE 13D               PAGE 2 OF 8 PAGES

------------------- ------------------------------------------------------------
1                   NAMES OF REPORTING PERSONS
                    I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                             Jack Farber
------------------- ------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A
                    MEMBER OF A GROUP*                               (A)   |_|
                                                                     (B)   |_|
------------------- ------------------------------------------------------------
3                   SEC USE ONLY
------------------- ------------------------------------------------------------
4                   SOURCE OF FUNDS   PF, OO
------------------- ------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                  |_|
------------------- ------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       United States of America
------------------- ------ -----------------------------------------------------
NUMBER OF SHARES    7      SOLE VOTING POWER                     112,510 Shares
BENEFICIALLY
OWNED BY EACH       ------ -----------------------------------------------------
REPORTING PERSON    8      SHARED VOTING POWER                   353,245 Shares
WITH
                    ------ -----------------------------------------------------
                    9      SOLE DISPOSITIVE POWER                112,510 Shares

------------------- ------ -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER              353,245 Shares

------------------- ------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON                             465,755 Shares

------------------- ------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES*                                |_|

------------------- ------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  4.5%
------------------- ------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*  IN
------------------- ------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 178666 10 3              SCHEDULE 13D               PAGE 3 OF 8 PAGES


This Amendment No. 33 amends the Schedule 13D filed by Jack Farber with respect to shares of common stock, par value $.10 per share ("Common Stock"), of CSS Industries, Inc., a Delaware corporation ("CSS"), as such statement has been amended from time to time.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.
-------

         Jack Farber may be deemed to beneficially own 465,755 shares of Common Stock (4.5% of the issued and outstanding Common Stock of CSS, based upon information provided by CSS indicating that 10,384,534 shares of Common Stock were issued and outstanding on March 16, 2005). Of that amount, he has sole voting and investment power with regard to 112,510 shares of Common Stock that he owns directly and may be deemed to have shared voting and investment power with regard to 353,245 shares of Common Stock. Shares as to which he has shared voting and investment power include the following:

         o 80,383 shares of Common Stock held by a trust for the benefit of David M. Farber, Jack Farber's son, for which Jack Farber and David
            M. Farber are co-trustees (the "David Farber Trust"). A majority of the trustees of the David Farber Trust is required to vote or dispose of the shares of Common Stock owned by the David Farber Trust; and

         o 83,475 shares of Common Stock owned by trusts for the benefit of two of Jack Farber's grandchildren (together, the "Grandchildren Trusts"), for which Jack Farber's wife serves as co-trustee with his daughter.

         In addition, Jack Farber may be deemed to share voting and investment power with respect to shares of Common Stock held by the following entities. Jack Farber disclaims beneficial ownership with regard to these shares:

         o 157,711 shares held by the Farber Family Foundation, Inc. (the "Farber Family Foundation"). Jack Farber, Vivian Farber, his wife, Ellen B. Kurtzman, his daughter and David M. Farber, his son, are the members, officers and directors of the Farber Family Foundation, which is a charitable foundation. As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. The shares described above in this paragraph do not include 48,639 shares that are held by the Farber Family Foundation with respect to which Ellen B. Kurtzman has sole voting and investment power, and this Schedule does not reflect transactions in shares of Common Stock with respect to which Ellen B. Kurtzman has sole voting and investment power.

         o 31,676 shares held by the Farber Foundation, Inc. (the "Farber Foundation"). Jack Farber, Steven V. Dubin, an officer and director of CSS, and Clifford E. Pietrafitta, an officer of CSS, are members of, and together with David J. M. Erskine, a director and officer of CSS, are directors of, the Farber Foundation, which is a charitable foundation. As a matter of policy, the Farber Foundation does not vote the shares of common stock that it owns.

CUSIP NO. 178666 10 3              SCHEDULE 13D               PAGE 4 OF 8 PAGES


         Additional information regarding the persons other than Jack Farber identified in this item is contained in Appendix A attached hereto.

         The shares referenced as being beneficially owned by Jack Farber do not include shares owned by the Farber Family Charitable Lead Annuity Trust (the "Farber Charitable Trust"). Ellen B. Kurtzman is the sole trustee of the Farber Charitable Trust.

         Following the date of the last transaction reported in Amendment No. 32 to Jack Farber's Schedule 13D, Jack Farber received 100,000 shares of Common Stock as a result of a contribution made to him on February 23, 2005 by the Jack Farber 2003 Irrevocable Trust dated December 15, 2003 (the "2003 Trust"). Ellen
B. Kurtzman is the sole trustee of the 2003 Trust.

         In connection with an issuer tender offer by CSS, which was completed on March 16, 2005, the David Farber Trust sold 77,920 shares of Common Stock and the Farber Family Foundation sold 43,289 shares.

         In addition, Jack Farber and the Farber Family Foundation sold an aggregate of 110,500 shares of Common Stock as follows:

               JACK FARBER

                                              NUMBER                 PRICE
                DATE OF SALE                 OF SHARES            PER SHARE ($)
                ------------                 ---------            -------------
              January 18, 2005                 4,700                 31.90
              January 18, 2005                 1,100                 31.91
              January 18, 2005                   200                 31.89
              January 24, 2005                 3,000                 31.60
              January 25, 2005                 3,000                 31.75
              January 31, 2005                 2,000                 32.00
              January 31, 2005                 2,800                 31.99
              January 31, 2005                 1,200                 31.92
              February 7, 2005                 1,100                 32.41
              February 7, 2005                   800                 32.44
              February 7, 2005                 1,100                 32.47
              February 7, 2005                 3,000                 32.58
              February 14, 2005                2,000                 32.90
              February 15, 2005                2,000                 32.70
              February 15, 2005                2,000                 32.50
              February 22, 2005                  800                 32.59
              February 23, 2005                2,000                 32.45
              February 23, 2005                1,200                 32.50
              February 24, 2005                2,000                 32.40
              February 28, 2005                2,700                 33.00
              March 1, 2005                    3,300                 33.00
              March 7, 2005                    1,100                 33.36
              March 7, 2005                      700                 33.40

CUSIP NO. 178666 10 3              SCHEDULE 13D               PAGE 5 OF 8 PAGES

                                              NUMBER                 PRICE
                DATE OF SALE                OF SHARES            PER SHARE ($)
                ------------                ---------            -------------
              March 7, 2005                    1,000                 33.50
              March 7, 2005                    1,000                 33.60
              March 7, 2005                    1,000                 33.68
              March 7, 2005                      800                 33.70
              March 7, 2005                      300                 33.71
              March 7, 2005                      100                 33.72
              March 14, 2005                   2,000                 34.00
              March 14, 2005                   1,600                 34.04
              March 16, 2005                     200                 33.68
              March 16, 2005                   2,200                 33.65
              March 21, 2005                   5,900                 33.60
              March 21, 2005                     100                 33.70
              March 28, 2005                   1,000                 34.70
              March 28, 2005                     300                 34.80
              March 29, 2005                   1,700                 34.70
              March 29, 2005                   1,000                 34.78
              March 29, 2005                   1,000                 34.84
              March 29, 2005                   1,000                 34.90
                      TOTAL                   66,000


              FARBER FAMILY FOUNDATION

                                             NUMBER                  PRICE
                DATE OF SALE               OF SHARES             PER SHARE ($)
                ------------               ---------             -------------
              January 18, 2005                 7,700                  32.00
              January 19, 2005                11,500                  32.00
              January 19, 2005                 1,000                  32.02
              January 25, 2005                 4,300                  32.00
              January 25, 2005                 5,000                  32.00
              March 15, 2005                   5,000                  33.55
              March 21, 2005                   4,800                  33.60
              March 21, 2005                     200                  33.61
              March 28, 2005                   1,000                  34.80
              March 28, 2005                   2,000                  34.60
              March 28, 2005                     600                  34.70
              March 28, 2005                     400                  34.72
              March 29, 2005                   1,000                  34.63
                      TOTAL                   44,500


         The sales by Jack Farber and the Farber Family Foundation were effected in the public trading markets pursuant to plans intended to comply with Rule 10b5-1(c) under the Securities Exchange Act.

CUSIP NO. 178666 10 3              SCHEDULE 13D               PAGE 6 OF 8 PAGES


         As a result of these transactions, Jack Farber ceased to be a beneficial owner of five percent of the outstanding Common Stock on March 16, 2005.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       /s/Jack Farber
                                                       ------------------
                                                       Jack Farber

Date: April 4, 2005

CUSIP NO. 178666 10 3              SCHEDULE 13D               PAGE 7 OF 8 PAGES


                                   APPENDIX A

                                                                           Present principal occupation or employment
                                                                          and name, principal business and address of
                                                                            any corporation or other organization in
                 Name                            Address                        which such employment is conducted
     -----------------------------     -----------------------------     -----------------------------------------------
     Vivian Farber                     3056 Miro Drive North             Private investor
                                       Palm Beach Gardens,
                                       FL 33410


     Ellen B. Kurtzman                 1105 North Market St.             Management of trusts and other entities for
                                       Wilmington, DE 19801              the benefit of family members, Delv L.P. (a
                                                                         partnership that holds and manages
                                                                         investments), 1105 North Market Street,
                                                                         Wilmington, DE 19801

     David M. Farber                   Marshall Auto Sales               President, Marshall Auto Sales (an automobile
                                       6050 Old York Road                dealer), 6050 Old York Road, Philadelphia, PA
                                       Philadelphia, PA 19141            19141

     Steven V. Dubin                   CSS Industries, Inc.              Executive Vice President, CSS Industries,
                                       1845 Walnut Street                Inc. (the issuer - a manufacturer and seller
                                       Philadelphia, PA 19103            of seasonal and social expression products),
                                                                         1845 Walnut Street, Philadelphia, PA 19103

     Clifford E. Pietrafitta           CSS Industries, Inc.              Vice President - Finance, Chief Financial
                                       1845 Walnut Street                Officer, CSS Industries, Inc. (the issuer -
                                       Philadelphia, PA 19103            a manufacturer and seller of seasonal and
                                                                         social expression products), 1845 Walnut
                                                                         Street, Philadelphia, PA 19103

     David J. M. Erskine               CSS Industries, Inc.              President and Chief Executive Officer,
                                       1845 Walnut Street                CSS Industries, Inc. (the issuer - a
                                       Philadelphia, PA 19103            manufacturer and seller of seasonal and
                                                                         social expression products), 1845 Walnut
                                                                         Street, Philadelphia, PA 19103


During the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 178666 10 3              SCHEDULE 13D               PAGE 8 OF 8 PAGES

During the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

All of the persons listed above are United States citizens.